UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GENOCEA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

372427 10 4

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372427 10 4	SCHEDULE 13D/A2	Page 2 of 7

1. Names of Reporting Persons. GlaxoSmithKline plc
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,121,668
8. Shared Voting Power -0-
9. Sole Dispositive Power 2,121,668
10. Shared Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,668 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 7.6% (2)
14. Type of Reporting Person CO

Footnotes:

(1)	Shares of common stock are held of record by S.R. One, Limited (“S.R. One”), an indirect, wholly-owned subsidiary of the Reporting Person.

(2)	The calculation is based on a total of 27,999,547 shares of common stock outstanding as of July 30, 2015.

CUSIP No. 372427 10 4	SCHEDULE 13D/A2	Page 3 of 7

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed on February 14, 2014 (as amended by Amendment No. 1 filed on March 17, 2015, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Shares”) of Genocea Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 100 Acorn Park Drive, Cambridge, Massachusetts 02140. This Amendment No.2 is filed to disclose changes to beneficial ownership as a result of the purchase of Shares by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a.	On July 30, 2015, S.R. One was allocated 150,000 Shares at a price of $13.00 per Share. As a result, GlaxoSmithKline plc beneficially owns 2,121,668 Shares which represents 7.6% of the 27,999,547 Shares outstanding as of July 30, 2015.

b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all 2,121,668 Shares described in Item 5a above.

__________________________________________________________________________________________________

CUSIP No. 372427 10 4	SCHEDULE 13D/A2	Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLAXOSMITHKLINE PLC

Dated: August 3, 2015

By: /s/ Victoria A. Whyte

Name: Victoria A. Whyte
Title: Company Secretary

CUSIP No. 372427 10 4	SCHEDULE 13D/A2	Page 5 of 7

Schedule I

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chairman Global Vaccines	Moroccan, Belgian & US
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

CUSIP No. 372427 10 4	SCHEDULE 13D/A2	Page 6 of 7

Name	Business Address	Principal Occupation or Employment	Citizenship
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chairman Global Vaccines	Moroccan, Belgian & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British
Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	President, Global Pharmaceuticals	British

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

CUSIP No. 372427 10 4	SCHEDULE 13D/A2	Page 7 of 7

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Communications and Government Affairs	British
Daniel Troy	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer, GSK Consumer Healthcare	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish